UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30528/ May 22, 2013

In the Matter of	:
	:
2009 DOLE FOOD AUTOMATIC COMMON	:
EXCHANGE SECURITY TRUST	:
c/o U.S. Bank National Association	:
Corporate Trust Services	:
633 West 5th St., 24th Floor	:
LM-CA T24T	:
Los Angeles, CA 90071	:
	:
(811-22342)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

2009 Dole Food Automatic Common Exchange Security Trust filed an application on March 13, 2013, and an amendment on April 2, 2013, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 26, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30495). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary